FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Royal Standard Minerals Inc. (“Royal Standard”)
36 Toronto Street
Suite 1000
Toronto, ON M5C 2C5

2.	Date of Material Change

October 10, 2012.

3.	News Release

A news release disclosing the material change was issued on October 10, 2012 through the facilities of Marketwire and filed on SEDAR.

4.	Summary of Material Change

Royal Standard announced that it and its wholly-owned subsidiary Manhattan Mining Co. have entered into a definitive asset purchase and sale agreement with Scorpio Gold Corporation (SGN.V) ("Scorpio") and Scorpio's wholly-owned subsidiary Goldwedge LLC to sell its Goldwedge and Pinon property interests and the assets related thereto (the "Assets"). The Assets are being sold pursuant to a sale process led by an independent strategic committee of Royal Standard’s board of directors and organized by Royal Standard's independent financial advisors.

As consideration, Royal Standard will receive from Scorpio $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P., Royal Standard's principal creditor.

In addition to the entering into of the asset purchase and sale agreement, Royal Standard announced the resignation of John Fitzgerald from its board of directors effective October 4, 2012.

5.	Full Description of Material Change

Please refer to the press release attached hereto.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102.

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Philip Gross, Interim President and Chief Executive Officer Tel: (775) 487-2454

9.	Date of Report

October 18, 2012